Exhibit (e)(27)
Genesis Microchip Inc.
Employee Stock Purchase Plan Termination Notice
January 15, 2008
Dear ESPP Participant:
     As you may know, Genesis Microchip Inc. (“Genesis”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, STMicroelectronics N.V. (“STM”), and Sophia Acquisition Corporation whereby Genesis will become a wholly owned subsidiary of STM (the “Merger”). The purpose of this letter is to summarize briefly the treatment of your participation in the Genesis Microchip Inc. 2007 Employee Stock Purchase Plan (the “ESPP”) in connection with the Merger.
     In accordance with the terms of the Merger Agreement, the Company is terminating the ESPP as of today, January 15, 2008, and no new offering periods will commence thereunder. As described below, all outstanding offering periods under the ESPP will be shortened, and your accumulated payroll deductions will be used to purchase shares of Genesis common stock on the last day of the offering period.
When is the ESPP terminating?
     The ESPP is terminated as of January 15, 2008, contingent upon the closing of the Merger. All outstanding offering periods will terminate on January 15, 2008 (the “New Exercise Date”) whether or not the Merger is consummated. This notice will serve as your notification required by the terms of the ESPP. Shares will automatically be purchased on your behalf on the New Exercise Date, unless you have withdrawn from the offering period prior to such date.
What does the termination of the ESPP mean to me?
     On the New Exercise Date, your accumulated payroll deductions will be used to purchase shares of Genesis common stock, unless you have withdrawn from the ESPP prior to the New Exercise Date.
     You may tender the shares of Genesis common stock that you purchase on the New Exercise Date as contemplated by the Merger Agreement by contacting E*Trade customer service at 800-838-0908 with instructions to tender your shares before the expiration of the tender offer.
What price will I pay for shares of Company common stock?
     The purchase price per share of Genesis common stock will equal the lower of: 85% of the fair market value of a share of Genesis common stock on the first day of the offering period in which you are participating, or 85% of the fair market value of a share of Genesis common stock on the New Exercise Date. Please review the ESPP plan document and/or your ESPP prospectus if you need further information on the purchase price per share of Genesis common stock under the ESPP.
For Further Information
     If you have any additional questions about the termination of the ESPP or the New Exercise Date as described above, please contact me at (408) 919-8629.

Sincerely,
/s/ Paula Ewanich
Paula Ewanich
Vice President, Human Resources
Important Information
The tender offer for the outstanding shares of Genesis Microchip Inc. described herein commenced on December 18, 2007. This announcement and the description contained herein is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Genesis Microchip Inc. Any offers to purchase or solicitations of offers to sell are being made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which was filed with the U.S. Securities and Exchange Commission (“SEC”) by Sophia Acquisition Corp., a wholly owned subsidiary of ST Microelectronics N.V on December 18, 2007. In addition, on December 18, 2007 Genesis Microchip Inc. filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer. Genesis Microchip Inc.’s shareholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information.
Genesis Microchip Inc.’s shareholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov or from Genesis Investor Relations Department, Investor Relations, 2525 Augustine Drive, Santa Clara, California 95054.